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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

A.C. MOORE ARTS & CRAFTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00086T 10 3

(CUSIP Number)

October 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

Page 1 of 5 pages

Schedule 13G

CUSIP NO. 00086T 10 3

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
John E. Parker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)			(a)
(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH: REPORTING PERSON WITH:		5	SOLE VOTING POWER
530,680 shares (See Item 4)

		6	SHARED VOTING POWER
0 shares

		7	SOLE DISPOSITIVE POWER
530,680 shares (See Item 4)

		8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
530,680 shares (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
See Item 4

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.67%

12	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1(a)	Name of Issuer:

A.C. Moore Arts & Crafts, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

130 A.C. Moore Drive, Berlin, NJ 08009

Item 2(a)	Name of Person Filing:

John E. Parker (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o A.C. Moore Arts & Crafts, Inc.

130 A.C. Moore Drive

Berlin, NJ 08009

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock, no par value

Item 2(e)	CUSIP Number:

00086T 10 3

Item 3	Not Applicable
Item 4	Ownership:
(a)

Amount beneficially owned: 530,680 shares of common stock of the Issuer. Excludes the following owned by the Reporting Person’s spouse, Patricia A. Parker, as to all of which the Reporting Person disclaims beneficial ownership: (i) 35,000 shares of the Issuer’s common stock; and (ii) 22,500 shares of the Issuer’s common stock issuable upon the exercise of options which are exercisable within 60 days after October 31, 2006.

The filing of this Schedule 13G shall not be construed as an admission that (a) the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by the Reporting Person.

(b)	Percent of class: 2.67%. (Based on 19,857,896 shares outstanding as of August 4, 2006, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2006.)

(c)	Number of shares as to which the Reporting Person has:
(i)	sole power to vote or to direct the vote: 530,680 shares of common stock of the Issuer;
(ii)	shared power to vote or to direct the vote: 0 shares of common stock of the Issuer;
(iii)	sole power to dispose or to direct the disposition of: 530,680 shares of common stock of the Issuer; and
(iv)	shared power to dispose or to direct the disposition of: 0 shares of common stock of the Issuer.
Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 11/03/2006	By:	/s/ John E. Parker

Name: John E. Parker